Donald T. Locke, Attorney at Law

10505 Byrum Woods Drive

Raleigh, NC 27613

Email: donlocke2244@gmail.com

Cell: (919) 264-4081

June 21, 2023

By Edgar and Email – ParkKi@SEC.GOV; NicholsonKe@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Kibum Park

Kenisha Nicholson

Re: Norhart Invest LLC (the “Company”) Revised Response to SEC Comments on Amendment No. 5 to Offering Statement on Form 1-A Filed June 14 2023; File No. 024-12163

Dear Mr. Park and Ms. Nicholson:

We are submitting this letter on behalf of our client, Norhart Invest LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 16, 2023 (the “Comment Letter”) in connection with the Company’s Amendment No. 5 to Offering Statement on Form 1-A, as submitted to the SEC on June 14, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have their respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

1.	Amendment No. 5 to Offering Statement on Form 1-A filed June 14, 2023 General

We note that your offering currently contemplates that of the $37,500,000 of Series B “Fixed” Promissory Notes being qualified, an unspecified amount may rollover into new Series B “Fixed” Promissory Notes and the Series B “Fixed” Promissory Notes may rollover into Series A “Flexible” Promissory Notes, and that of the $37,500,000 of Series A “Flexible” Promissory Notes being qualified, that an unspecified amount may be converted into Series B “Fixed” Promissory Notes, all of which may occur within one year of qualification. For any rollover that could occur within one year of the offering statement’s qualification, the underlying securities must also be qualified, and the aggregate offering price reflected on the cover page of your offering statement must include the actual or maximum estimated conversion, exercise, or exchange price of such securities. Given that the amount of Series B “Fixed” Promissory Notes and Series A “Flexible” Promissory Notes that could be offered pursuant to the rollover provisions within one year may exceed the $37,500,000 amount that is being qualified, respectively, please clarify in your offering statement that the aggregate offering price includes the actual or maximum estimated conversion, exercise, or exchange price of such securities.

Response: The Company has changed the maximum mix of Series A “Flexible” Promissory Notes and the Series B “Fixed” Promissory Notes to Five Million Dollars ($5,000,000.00) for the Series A “Flexible” Promissory Notes and Seventy Million Dollars ($70,000,000.00) for the Series B “Fixed” Promissory Notes, respectively. The Company has removed the rollover feature from the Note program. Following maturity or redemption, an investor can invest the proceeds in a new Note, just as they can continually subscribe for Notes during the Offering. Such purchases will count as a new purchase for purposes of compliance with the Regulation A maximum offering cap. Because of this, the issue of a “rollover” into a Note series with no capacity under the program has been eliminated. See pages 3, 5, and 23 in the Offering Circular as well as the forms of each Note attached as Exhibits to the Offering Circular.

2.	We note that the Promissory Notes will be priced at $.01 each. However, on page 1, you state that the investors will be able to purchase notes in amounts as low as $100. Please reconcile.

Response: The Company has added language on the Cover page and page 21 to the Offering Circular reconciling the language identified in this Comment No. 2. The minimum investment per person is $100, but notes will be issued in $0.01 increments subject to the minimum investment.

Rollovers of Series B "Fixed" Promissory Notes, page 3

3.	Please clarify the mechanics of the rollover process here and on pages 5, 6 and 23. Disclose that the rollover is not automatic and that an investor needs to indicate acceptance of the rollover. If the investor does not accept the rollover or does not respond by the maturity date, please state that the notes will not rollover and the company will pay the investor the principal and interest due on the maturity date. Make similar disclosures in Section 7 of the form of promissory note purchase agreement and Section 4 of the form of the Series B fixed note. Also delete references that the rollover is the “default” option. Finally, please delete the language in the last paragraph on page 3 regarding the automatic rollover over of a Series B note into a Series A note.

Response: As noted in the Company’s response to Comment No. 1, the rollover feature has been removed from the Note program.

Offering Redemption, page 5

4.	We note that there are no assurances that cash for redemptions will be available prior to maturity. Please clarify that this applies only to Series A “Flexible” Promissory Notes since Series B “Fixed” Promissory Notes may not be redeemed until their term has ended.

Response: The Company has added clarifying language on pages 5 and 23 clarifying that the designated language only applies to the Series A “Flexible” Promissory Notes since the Series B “Fixed” Promissory Notes may not be redeemed until their term has ended.

Use of proceeds, page 6

5.	Here and on page 14, please clarify the term “related real estate investments” and disclose whether these investments may constitute securities.

Response: The Company has added language to the Use of Proceeds sections that it will purchase real estate whole loans and real estate related investments which may constitute securities. The Company has added language that it will conduct such purchases in such as manner as to remain exempt from registering as an “investment company” as such term is defined in the Investment Company Act of 1940.

Please feel free to contact the undersigned at (919) 264-4081 to discuss any of the above comments or responses.

Sincerely,

/s/ Donald T. Locke
Donald T. Locke

cc:	Tim Libertini
Brian Korn

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